Baker & Hostetler llp

3200 National City Center
1900 East 9th Street
Cleveland, OH 44114-3485

February 23, 2009	T 216.621.0200
F 216.696.0740
www.bakerlaw.com

Securities and Exchange Commission	Janet A. Spreen
Division of Corporation Finance	direct dial: (216) 861-7564
Mail Stop 3561	jspreen@bakerlaw.com
100 F. Street, N.E.
Washington, DC 20549

Attention:	Tom Kluck Jerard Gibson

Re:	Associated Estates Realty Corporation Registration Statement on Form S-3 Filed November 25, 2008 File No. 333-155699
Dear Mr. Kluck:
          On behalf of Associated Estates Realty Corporation (the “Company”), set forth below is the response to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated December 4, 2008, concerning the Company’s Registration Statement on Form S-3 (File No. 333-155699), filed November 25, 2008 and amended on December 5, 2008 (as amended, the “Registration Statement”). For your convenience, each of the Staff’s comments is repeated in bold below, followed by the Company’s response.
          Along with this letter, the Company and the Guarantors are submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which contains the changes noted below.
Registration Statement Cover Page
1.	Please revise your filing to include the delaying amendment as required by Rule 473(a) under the Securities Act of 1933.

Response: On December 5, 2008, the Company filed a delaying amendment in response to this comment. The language provided in the delaying amendment has been incorporated into Amendment No. 1.
Cincinnati     Cleveland     Columbus     Costa Mesa     Denver     Houston     Los Angeles     New York     Orlando     Washington, DC

February 23, 2009

2.	We note that you have filed a form of subordinated indenture as Exhibit 4.3 to this registration statement. Please file the actual indenture, which may be open ended, prior to the effectiveness of this registration statement. Please refer to Section 201.04 under the 1939 Act — General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm, and revise accordingly.

Response: The subordinated indenture that was filed with the Registration Statement is an “actual indenture” and has been executed by the Company and the trustee. Accordingly, the Company has removed the “form of” notation from the reference to the subordinated indenture in Amendment No. 1. Furthermore, in accordance with the above-reference guidance, the subordinated indenture is open ended in that it provides a generic, non-specific description of the securities that may be issued thereunder. Such general terms are also described in the prospectus set forth in the Registration Statement (and Amendment No. 1). The details of the securities to be offered in each series under the subordinated indenture, including the type of securities (notes, debentures or other), interest rate and maturities, will be disclosed in both a prospectus supplement and in a supplemental indenture at the time such series is to be offered. Such supplemental indenture will be filed as an exhibit to a Form 8-K or an automatically effective, exhibits only, post-effective amendment filed pursuant to Rule 462(d).
          We look forward to the Staff’s response to the foregoing. Please do not hesitate to contact me at (216) 861-7564 with any questions or to discuss this correspondence.
Sincerely,
/s/ Janet A. Spreen
Janet A. Spreen

cc:	Jeffrey I. Friedman, Associated Estates Realty Corporation Suzanne K. Hanselman